

January 30, 2013

Via E-mail
Mr. Alan Thompson
President
Baserri Outdoors Group, Inc.
116 Oak Drive
Friendswood, TX 77546

> **Re: Baserri Outdoors Group, Inc.**
> **Amendment No.1 to Offering Statement on Form 1-A**
> **Filed January 15, 2013**
> **File No. 024-10333**

Dear Mr. Thompson:

We have reviewed your amended filing and have the following comments.

General

1. We note that your letter dated January 8, 2013 states that you are formally requesting acceleration of the qualification date. Please note that, as described in our comment letter dated December 13, 2012, you should allow adequate time for us to review your amendment before requesting a qualification date for the offering statement. Also note that we may have additional comments on your amendment that would necessitate your filing additional amendments prior to requesting qualification. We will confirm with you when we have no further comments so that you will know when it is appropriate to request qualification, and at that time, you should request qualification as of a specific date. In addition, please re-submit the written statement included in your January 8, 2013 letter to acknowledge the company's responsibilities under the Securities Act of 1933, as amended.

2. While in response to comment seven of our letter dated December 13, 2012, you state that the offering circular is prepared pursuant to Model A, your offering statement disclosures have not been reorganized to fit the requirements of this specific model, which requires among other things that "[e]ach question in each paragraph of this part shall be responded to: and each question and any notes, but not any instructions thereto, shall be restated in its entirety." Refer to General Instructions to Offering Circular Model A. As requested in comment nine of our December 13, 2012 letter, please revise your filing to comply with all material requirements of Model A of Form 1-A. In preparing your revised disclosures, please give special consideration to staff comments 11, 19, 22, and 27 in our letter dated December 13, 2012. We may have additional comments following the review of your amended filing.

3. Please ensure that you submit all subsequent amendments to your offering statement in compliance with Rule 252(h) of Regulation A, which requires that you must file seven copies of every amendment with the Commission's main office in Washington, D.C. For further guidance, please also refer to Question128.01 of Securities Act Forms Compliance and Disclosure Interpretations found on the Commission's website.

Part I – Notification

Item 1. Significant Parties, page

4. We note your revised Item 1(d) disclosure. We also note your Liquidity and Capital Resources disclosure on page 36 where you state that Messrs. Rodrigue and Thompson made capital contributions in the amount of $149,000 and $98,000, respectively. To the extent that the founder capital contributions entitle Messrs. Rodrigue and Thompson to a certain number of shares or a certain percentage of equity ownership in the company, and the delay in issuing the shares is due to administrative reasons, please disclose here and in response to Item 38 of Model A (Principal Stockholders), Messrs. Rodrigue's and Thompson's respective percentage of beneficial ownership.

5. We note your revised Item 1(h) disclosure in response to comment four in our letter dated December 13, 2012. However, you have not filed the opinion as an exhibit to the offering the statement pursuant to the requirements of Part III, Item 2(11) of Form 1-A, or listed it as an exhibit in the exhibit index. Please comply with our prior comment four in full.

Item 4(b). Jurisdictions in Which Securities Are to be Offered, page 2

6. We note your response to comment five in our letter dated December 13, 2012; however, you have not revised your disclosure to indicate the method by which the securities are to be offered in the State of Texas. Please revise your disclosure accordingly.

Cover Page

7. Please refer to comment 16 in our letter dated December 13, 2012. Please amend your offering statement to include an exhibit index as Part III of the offering statement. In addition, while we note that you have listed the escrow agreement and the "Test the Water" materials in the exhibit list, you have not filed these documents as exhibits to the offering statement. Please also tell us why (i) you have not listed the October 15, 2012 Asset Purchase Agreement as an exhibit; and (ii) you have not filed as an exhibit the "5 year manufacturing agreement" you have entered into with the two Spanish companies you discuss in the Products and Services section on page 16 of the offering statement. In this regard, please note the requirements of Items 2(6) and 2(8) of Part III of Form 1-A.

<u>Summary, page 5</u>

<u>Our Industry, page 7</u>

8. We note your revised disclosure in response to comment 29 in our letter dated December 13, 2012. Upon review of Smith & Wesson Holding Corporation's Form 10-K for the fiscal year ended 2008, we were unable to locate the market data cited in your filing. Please advise or revise your offering statement to identify the accurate information source(s) serving as basis for your industry disclosure.

<u>Our Solution, page 9</u>

9. We note your revised disclosure in response to comment 30 in our letter dated December 13, 2012. Further supplement the last two paragraphs of your disclosure by explaining how the brand maturity, financial stability and purchasing power of your named competitor may impact this competitor's bottom line, considering your view that the maturity of the brand and the company's management team facilitates growth and retention of market share.

<u>Use of Proceeds, page 17</u>

10. We note your disclosure in response to comment 43 in our letter dated December 13, 2012. In light of the disclosure requirements of Item 10(c) of Model A, please disclose the costs of the assets to be acquired in each acquisition separately.

<u>Capitalization, page 18</u>

11. We note your disclosure on page 15 which states you have 50 million authorized shares and "none have been issued, only contemplated." We further note your disclosure on page 18 which states you have 50 million shares of common stock authorized and 5 million have been issued. Please reconcile these two disclosures.

<u>Plan of Distribution, page 19</u>

12. Refer to comment 33 in our letter dated December 13, 2012. We re-issue the second half of our prior comment 33 requesting disclosure of sufficient facts, which would satisfy the elements of the "safe harbor" provisions of Exchange Act Rule 3a4-1 exempting your officers, directors and employees participating in the offering from the broker-dealer registration requirements.

<u>Officers and Key Personnel, page 21</u>

13. We note your revised disclosure in response to comment 46 in our letter dated December 13, 2012. Please refer to the disclosure requirements of Items 29 through 32 of Model A, including disclosure of titles and dates of positions held by the company's executive officers

during the last five years. As a result, further supplement Mr. Thompson's business experience to identify the positions he held from 2009 until the inception of the company. In this regard, please clarify the intended meaning of the term "inception" considering that the company was incorporated in the State of Texas in September of 2012 and the context of the disclosure appears to refer to an earlier timeframe.

Financial Statements, page 24

General

14. As previously requested in our prior comment number 49, please provide a separate Statement of Changes in Shareholder's Equity, which depicts the change in your various equity accounts as of 1/1/2010 and every subsequent balance sheet date thereafter, through 6/30/2012.

15. We note you have provided a limited set of financial statement footnotes in your amendment. Please expand these footnotes to address all your major accounting policies including your accounting policies for inventory, revenue recognition (including product returns), cost of sales, advertising, warranty, etc. Your accounting policies and financial statement footnotes should address all periods presented in your financial statements including your interim June 30, 2012 information.

16. Please provide financial statements with your next amendment, which include full captions for each financial statement line. We are unable to review much of your financial information as the left margins are cut off.

17. We note your disclosure on page 11 regarding your dealership agreements and that you have the "option to buy back from the dealership," Baserri shotguns that are returned upon termination of a dealership agreement. Please tell us and disclose whether or not you generally honor such buy back agreements. In addition, please tell us and disclose how you account for potential product returns at the time you recognize revenue. Also disclose the aggregate amount of dealership claims outstanding for returned products as of each balance sheet date.

18. Disclose whether or not you offer any product warranties associated with your shotguns and how you account for expected warranty costs over the warranty period.

Statements of Income, page 25

19. We re-issue our prior comment numbers 52-54 of our letter dated December 13, 2012 in their entirety. Our comments are seeking a detailed explanation that you should provide in your written response letter. Prior comments 52-54 are reproduced below for your convenience:

20. We note elsewhere in your document that you began selling your products in August 2010. We note at December 31, 2010, you have no balances for inventory or accounts receivable and virtually no cash at year end. Please explain to us how you were able to have your level of sales and cost of sales depicted in your income statement without having any inventory or accounts receivable balances and minimal cash at year end.

21. Similarly, please explain to us how you achieved your level of 2011 sales activity without any beginning inventories.

22. It appears your level of operations for both years presented exceeds your capitalization. Please explain how you were able to achieve your depicted results of operations without borrowings or contributed capital.

Summary of Significant Accounting Policies

Basis of Presentations, page 27

23. Your disclosure states you acquired Baserri Shotguns LLC as of October 15, 2012. Please explain why your financial statements for the periods up to and including June 30, 2012 are labeled as Baserri Outdoors Group, Inc. It appears you are presenting the financial information for Baserri Shotguns LLC and your financial statements should be labeled as such.

24. Your disclosure states you have accounted for your acquisition of Baserri Shotguns LLC as a "purchase agreement." It appears both Baserri Shotguns LLC and Baserri Outdoors Group, Inc. are entities under common control and the merger should be accounted for as a common control transaction. Please explain to us your basis for treating this transaction as a "purchase." Please refer to ASC 805-50-15-6 for guidance.

Management Discussion and Analysis of Certain Relevant Factors, page 29

Results of Operations, page 29

25. It appears you have removed the header indicating the start of your MD&A section. Please reinsert the header in your next amendment.

26. Please reconcile your disclosure stating that you will utilize the manufacturing agreements with your Spanish manufacturers in the event that the acquisitions are not completed, with your Products and Services disclosure on page 15 which suggests that these manufacturing agreements are currently in effect. Please revise the relevant sections of the offering statement to (i) provide an accurate picture of your current manufacturing arrangements, (ii) disclose whether you are currently selling any products, and (iii) identify the anticipated timeline and any delays in completing the acquisitions.

27. Please expand and better explain the content of your final paragraph on page 29 under the caption "Concentration of Credit Risk." The paragraph begins, "In 2010, the company signed a large order…" Please identify the parties involved and the key elements of the arrangements you discuss.

Liquidity and Capital Resources, page 29

28. Your disclosure indicates you have used factoring companies to help pay for purchases of guns. Please expand your disclosure to more robustly discuss these arrangements. In addition, please explain to us why you believe it is appropriate for you to recognize revenues for transactions involving factoring companies.

Signatures

29. We reissue comment 58 in our letter dated December 13, 2012. Please note that in addition to signing the offering statement on behalf of the company, the CEO, CFO and the majority of the members of the board must separately sign the offering statement in such capacities.

      You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

                    Sincerely,

                    /s/ Pamela Long

                    Pamela Long
                    Assistant Director